SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 11, 2007

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

i-CABLE Communications Limited (“i-CABLE”) is furnishing under cover of Form 6-K the announcement issued by i-CABLE on July 11, 2007 regarding certain continuing connected transactions subject to reporting and announcement requirements under the Listing Rules of the Hong Kong Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: July 11, 2007

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

i-CABLE COMMUNICATIONS LIMITED

(incorporated in Hong Kong with limited liability)

Stock Code: 1097

CONTINUING CONNECTED TRANSACTIONS

On 11 July 2007, i-CABLE Communications Limited and/or its subsidiary(ies) entered into a master tenancy agreement and a supplemental agreement with subsidiaries of The Wharf (Holdings) Limited concerning tenancy arrangements between i-CABLE group and Wharf group. The master tenancy agreement was entered into for the purpose of, inter alia, regulating various Tenancy/Licence Agreements previously entered into between i-CABLE Communications Limited and/or its subsidiaries with subsidiaries of The Wharf (Holdings) Limited relating to tenancy arrangements for certain premises let by Wharf group to i-CABLE group. The supplemental agreement was entered into for the renewal of two licence agreements concerning tenancy arrangements in respect of certain premises let by i-CABLE group to Wharf group.

i-CABLE Communications Limited and/or its subsidiary(ies) also entered into on 11 July 2007 a master services agreement and certain other supplemental agreements with certain members of Wharf group to renew and/or revise certain existing agreements whereby Wharf group agreed to provide and/or sell to i-CABLE group (and/or vice versa), among other things, general management, computer, network, IP points, and sales and servicing agency services.

As i-CABLE Communications Limited is a 73.32%-owned subsidiary of The Wharf (Holdings) Limited, the master tenancy agreement, master services agreement and supplemental agreements, and various transactions contemplated thereunder constitute continuing connected transactions for i-CABLE Communications Limited under the Listing Rules and are subject to reporting and announcement requirements. Particulars of the transactions contemplated under the agreements will be disclosed in the annual report and accounts of i-CABLE Communications Limited for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

INTRODUCTION

On 11 July 2007, i-CABLE Communications Limited (the "Company" or "i-CABLE", together with its subsidiaries referred to as the "i-CABLE Group") and/or its subsidiary(ies) entered into a master tenancy agreement (the "Master Tenancy Agreement") and a supplemental agreement (the "CTT Supplemental Agreement") with subsidiaries of The Wharf (Holdings) Limited ("Wharf", together with its subsidiaries other than i-CABLE Group referred to as the "Wharf Group") concerning tenancy arrangements between i-CABLE Group and Wharf Group. The Master Tenancy Agreement was entered into for the purpose of, inter alia, regulating various Tenancy/Licence Agreements previously entered into between i-CABLE Group with Wharf Group relating to tenancy arrangements for certain premises let by Wharf Group to i-CABLE Group. The CTT Supplemental Agreement was entered into for the renewal of two licence agreements concerning tenancy arrangements in respect of certain premises let by i-CABLE Group to Wharf Group.

The Company and/or its subsidiaries also entered into on 11 July 2007 a master services agreement (the "Master Services Agreement") and certain other supplemental agreements with certain members of Wharf Group to renew and/or revise certain previous agreements whereby Wharf group agreed to provide and/or sell to i-CABLE Group (and/or vice versa), among other things, general management, computer, network, IP points, and sales and servicing agency services.

Details of the Master Tenancy Agreement, CTT Supplemental Agreement, Master Services Agreement and those other supplemental agreements (collectively, the "Agreements") are set out below:

PARTICULARS OF THE AGREEMENTS

(I)	Master Tenancy Agreement

Under various tenancy/licence agreements (the "Tenancy/Licence Agreements") previously entered into between i-CABLE Group and Wharf Group, the i-CABLE Group rented or was licensed to use certain properties owned by the Wharf Group. Certain particulars of the Tenancy/Licence Agreements were disclosed in an announcement of the Company dated 2 January 2002.

A Master Tenancy Agreement was entered into on 11 July 2007 between the Company and Wharf whereby it is agreed, among other things, that the annual aggregate amount of rental and/or licence fees payable by i-CABLE Group to Wharf Group under all of the Tenancy/Licence Agreements in relation to, but not limited to, the tenancies/licences for use of the following properties shall be subject to annual cap amounts of HK$41 million, HK$47 million and HK$54 million respectively (the "Tenancy Annual Cap(s)") in respect of the three financial years of the Company ending 31 December 2007, 2008 and 2009. Such annual caps are determined with reference to the historic rental records in respect of comparable premises, projected on the basis of an upside scenario, and represent the expected maximum possible annual rental/licence fees payable by i-CABLE Group to Wharf Group having regard to the possible buoyant economic sentiment in the next several years, plus a suitable cushion.

The aggregate rental/licence fees paid by i-CABLE Group to Wharf Group in relation to rental/use of those properties in the year ended 31 December 2006 amounted to HK$35.6 million. Set out below are descriptions of the relevant properties:

1. (a)	Factories 1-4 on G/F, 4/F to 12/F (inclusive), portions of 1/F, 2/F and roof top, units 1-7 on 40/F and various units on 13/F, 15/F, 24/F, 25/F and 28/F of Cable TV Tower, 9 Hoi Shing Road, Tsuen Wan, Hong Kong ("Cable TV Tower");

(b)	Various carparking and lorry-parking spaces in Cable TV Tower;

2.	Workshop No. E13, 11/F, Block E of Tsing Yi Industrial Centre Phase II, Nos. 1-33 Cheung Tat Road, Tsing Yi, New Territories, Hong Kong;

3.	Unit D, 6/F and storeroom D, 10/F of Kowloon Godown, Nos. 1-3 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong;

4.	Unit 1215 on 12/F of Grandtech Centre, Shatin, New Territories, Hong Kong;

5.	Portion of 11/F of World Tech Centre, Kwun Tong, Kowloon, Hong Kong; and

6.	Various carparking spaces at Cable TV Tower (South) situated at Chai Wan Kok Street, Tsuen Wan, Hong Kong.

The Master Tenancy Agreement:-

(i)	has an initial term commencing from 1 January 2007 and expiring on 31 December 2009 (both days inclusive), and, if neither party gives written notice of non-renewal to the other not less than two months before the expiry of the initial term, will automatically be renewed for a further term of three years, and in the event of such renewal, i-CABLE will take appropriate steps to ensure compliance with the requirements of the Listing Rules then in force;

(ii)	will automatically be terminated and cease to have any effect in the event of and upon Wharf ceasing to be a substantial shareholder (as defined in the Listing Rules) of i-CABLE at any time during the original term or the renewed term of the Master Tenancy Agreement, and also provides that in the event of and upon the Master Tenancy Agreement being otherwise terminated or otherwise ceasing to be effective, Wharf will use its best endeavours to arrange for all the agreements for the tenancies/licences covered at the relevant time under the Master Tenancy Agreement and to which subsidiaries of Wharf are parties to be terminated as soon as practicable;

(iii)	includes provisions pursuant to which members of i-CABLE Group may, from time to time during the term of the Master Tenancy Agreement, enter into Individual Tenancy/Licence Agreements with any of the Wharf Group members, provided that:-

(a)	the terms and conditions of the Individual Tenancy/Licence Agreements must be negotiated on a case-by-case basis and an arm’s length basis as well as on normal commercial terms;

(b)	the terms of each Individual Tenancy/Licence Agreement must be fixed for a period of not exceeding three years;

(c)	the terms and conditions of each Individual Tenancy/Licence Agreement must be no less favourable to the relevant i-CABLE Group Member when compared with similar tenancy/licence agreements available from independent third parties; and

(d)	the annual aggregate amount of the rental and/or licence fees payable under any and all Individual Tenancy/Licence Agreements (if any), together with the annual aggregate amount of the rental and/or licence fees payable under the Tenancy/Licence Agreements, shall not exceed the Tenancy Annual Cap; and

(iv)	is not to rectify and/or substantiate the Tenancy/Licence Agreements. It is another agreement entered into between the Company and Wharf to, among other things, provide for an annual aggregate maximum amount payable by i-CABLE Group for the renting/use of the relevant properties and govern the entry into of any Individual Tenancy/Licence Agreements and the respective Tenancy/Licence Agreements are not and will not be terminated upon the entry into of the Master Tenancy Agreement.

(II)	Licence Agreements

Pursuant to two renewal licence agreements dated 1 September 2005 (which were fresh licence agreements entered into for the renewal of two previous licence agreements dated 14 August 2001 (the "Original Licence Agreement")), Wharf T&T Limited ("WTT"), a wholly-owned subsidiary of Wharf, was granted licences to use and occupy (i) the northern portion of the 12/F of Cable TV Tower; and (ii) parts of 9/F and 12/F of Cable TV Tower for a term of three years from 1 September 2005 (the "Licence Period") at fixed monthly licence fees of about HK$0.11 million and HK$0.23 million respectively payable by WTT to an i-CABLE’s wholly-owned subsidiary, namely, CABLE Network Communications Limited ("CNCL"). Certain particulars of the two original licence agreements dated 14 August 2001 were disclosed in the Company’s announcement dated 14 August 2001.

The CTT Supplemental Agreement was entered into on 11 July 2007 between CNCL and WTT whereby it is agreed, among other things, that the CTT Supplemental Agreement shall take retrospective effect from 1 January 2007, the expiry date of the Licence Period be extended to 31 December 2009 and the licence fees payable by WTT to CNCL will be subject to annual cap amounts of HK$4.3 million, HK$4.5 million and HK$5.3 million respectively (the "Licence Annual Cap(s)") in respect of the three financial years of the Company ending 31 December 2007, 2008 and 2009. Such annual cap amounts are determined with reference to the historic rental records in respect of comparable premises, projected on the basis of an upside scenario, and represent the expected maximum possible annual licence fees payable by WTT to CNCL having regard to the possible buoyant economic sentiment in the next several years, plus a suitable cushion. Under the CTT Supplemental Agreement, the monthly licence fees for the remaining period of the Licence Period, i.e. up to 31 August 2008, will remain unchanged, and will be subject to rent revision for the period from 1 September 2008 to 31 December 2009 to be mutually agreed by the parties by reference to the market rent level prevailing at the time of agreement on the revised rent, provided that the licence fees as so revised will be subject to the Licence Annual Caps applicable to the two years ending 31 December 2008 and 2009. The relevant licence fee for the two licence agreements mentioned above received by CNCL for the year ended 31 December 2006 was HK$4.3 million.

(III)	Interim Agreement for the Construction and Sharing of Ducts

On 26 February 1997, all the then fixed telecommunications network operators in Hong Kong, namely, Hong Kong Cable Television Limited ("HKC"), which is a wholly-owned subsidiary of i-CABLE, WTT, Hong Kong Telephone Company Limited (now known as PCCW Limited), Hutchison Communications Limited (now known as Hutchison Global Crossing Limited) and New World Telephone Limited, entered into an interim agreement (the "C&D Sharing Agreement") representing multi-party arrangements for the construction and the sharing and maintenance of ducts for telecommunications cables and equipment in Hong Kong. Since the date of the C&D Sharing Agreement, the parties have been in the process of negotiating a final agreement, and such negotiations have not yet been concluded to date.

Under the C&D Sharing Agreement, each party, in respect of its attributable share of charges/costs, makes payments to each of the other parties. Certain particulars of the C&D Sharing Agreement were disclosed in the Company’s announcement dated 2 January 2002. For the past three years from 1 January 2004 to 31 December 2006, the average annual payments made by HKC to WTT amounted to approximately HK$0.8 million, and the average annual payments made by WTT to HKC amounted to approximately HK$2.6 million.

For the three-year period from 1 January 2007 to 31 December 2009, the amounts payable by HKC to WTT and vice versa under the C&D Sharing Agreement will be subject to certain annual aggregate cap amounts as set out below in the section "(VI) Master Services Agreement".

(IV)	Agreement for the Maintenance and Sharing of Ducts, Cables and Ancillary Equipment

Pursuant to an agreement dated 1 November 1999 (the "D&C Sharing Agreement"), HKC agreed with WTT to regulate their respective responsibilities and rights in connection with certain Duct Runs, Shared Cables and Ancillary Equipment (as respectively defined in the D&C Sharing Agreement). Pursuant to an amendment agreement dated 2 March 2006 to the D&C Sharing Agreement entered into between HKC and WTT, it was agreed, among other things, that the D&C Sharing Agreement be revised to the effect that instead of being for an indefinite term (i.e. without any definite expiry date), the agreement would commence from 2 March 2006 and would expire on 31 December 2007, subject to certain conditions as stipulated in the D&C Sharing Agreement. Certain particulars of the D&C Sharing Agreement were disclosed in the Company’s Announcement dated 2 January 2002.

On 11 July 2007, a supplemental agreement (the "DCS Supplemental Agreement") to the D&C Sharing Agreement was entered into between HKC and WTT whereby it is agreed, among other things, that the charging basis for the fee payable under the D&C Sharing Agreement be revised (the "New Charging Basis") with retroactive effect from 1 January 2007 due to the anticipated decrease in shared construction and maintenance of duct works and therefore lower demand for sophisticated technical support in the three years from 1 January 2007 to 31 December 2009, which will result in the annual fee amount payable thereunder becoming significantly lower compared to that previously paid under the D&C Sharing Agreement. Furthermore, the DCS Supplemental Agreement provides for the term of the D&C Sharing Agreement be further revised to a fixed term of three years commencing from 1 January 2007 and ending on 31 December 2009.

For the three-year period from 1 January 2007 to 31 December 2009, the annual fee amounts payable under the D&C Sharing Agreement as revised by the DCS Supplemental Agreement will be subject to certain annual aggregate cap amounts as set out below in the section "(VI) Master Services Agreement".

(V)	Internet Protocol Network Services

Pursuant to an agreement dated 18 October 2004 (the "IP Point Agreement"), i-CABLE Network Limited ("iNL"), a wholly-owned subsidiary of i-CABLE, agreed to provide to WTT Internet Protocol network point-of-presence ("IP Point"). Such IP Points are the IP service connection points at end-users’ premises which, in connection with i-CABLE Group’s fixed network infrastructure, are used by i-CABLE for providing cable television service and broadband Internet access service to end-users. The IP Point Agreement was for a term of three years commencing from 18 October 2004 and ending on 17 October 2007, with the aggregate service fees payable by WTT to iNL being subject to annual cap amounts of HK$25 million, HK$40 million and HK$50 million for the three years ending 31 December 2005, 2006 and 2007 respectively. Certain particulars of the IP Point Agreement were disclosed in the Company’s announcement dated 19 October 2004. For the year ended 31 December 2006, an amount of HK$39.5 million was paid by WTT to iNL under the IP Point Agreement.

On 11 July 2007, a supplemental agreement (the "IP Point Supplemental Agreement") to the IP Point Agreement was entered into between WTT and iNL whereby it is agreed, among other things, that the IP Point Agreement be revised to the effect that under the IP Point Supplemental Agreement, the relevant arrangements are and will continue to be in force for a three-year term commencing from 1 January 2007 and ending on 31 December 2009.

For the three-year period from 1 January 2007 to 31 December 2009, the annual fee amounts payable under the IP Point Agreement as revised by the IP Point Supplemental Agreement will be subject to certain annual aggregate cap amounts as set out below in the section "(VI) Master Services Agreement".

(VI)	Master Services Agreement

Pursuant to various service agreements (the "Service Agreements") previously entered into between i-CABLE Group and Wharf Group, the relevant Wharf Group members agreed to provide, among others, information technology and telecommunications services and solutions, software and hardware sourcing and purchasing agency services including without limitation network design and implementation, maintenance and support services for application, billing services, software solutions and technical services (the "Computer Services") to the relevant i-CABLE Group members. Certain particulars of the relevant Service Agreements were disclosed in the Company’s announcement dated 2 January 2002.

Furthermore, by various order confirmations (collectively the "IAS Orders" and each of them "IAS Order"), WTT agreed to provide to HKC for the use of HKC certain Internet backbone and Ethernet connection ("Datalines") as more particularly set forth in the IAS Orders. Certain particulars of the IAS Orders were disclosed in the Company’s announcement dated 2 January 2002. For the year ended 31 December 2006, an amount of approximately HK$22.3 million was paid by HKC to WTT in relation to the provision of such Datalines.

By various order confirmations (collectively the "VLS Orders" and each of them "VLS Order"), WTT agreed to provide to HKC certain videolink facilities as more particularly set forth in the VLS Orders and upon the terms and conditions therein appearing. Certain particulars of the VLS Orders were disclosed in the Company’s announcement dated 29 August 2000. For the year ended 31 December 2006, an amount of approximately HK$2.9 million was paid by HKC to WTT in relation to the provision of such videolink facilities.

A Master Services Agreement was entered into on 11 July 2007 between the Company and Wharf whereby it is agreed, inter alia, that the aggregate amount of fees for several categories of services, namely, those under the Service Agreements, the IAS Orders, the VLS Orders and C&D Sharing Agreement, which are payable by i-CABLE Group to Wharf Group will be subject to annual cap amounts of HK$60 million, HK$62 million and HK$63 million respectively (the "Master Services Annual Caps I") for the three financial years of the Company ending 31 December 2007, 2008 and 2009 respectively. Furthermore, the Master Services Agreement also provides for aggregate amounts of fees payable by Wharf Group to i-CABLE Group in respect of several categories of services, namely, those under the DCS Supplemental Agreement, C&D Sharing Agreement and IP Point Supplemental Agreement, to be subject to annual cap amounts of HK$58 million, HK$62 million and HK$63 million respectively in respect of those three financial years ending 31 December 2009 (the "Master Services Annual Caps II").

The Master Services Annual Caps I are: (i) arrived at by reference to the historic service fees, charges and/or payments paid by i-CABLE Group to Wharf Group under various relevant Agreements, which amounted to approximately HK$50.8 million for the financial year ended 31 December 2006; and (ii) projected on the basis of an upside scenario, and represent the expected maximum possible annual fees, charges and/or payments payable by i-CABLE Group to Wharf Group having regard to the possible good business outlook in the next several years, plus a moderate cushion.

The Master Services Annual Caps II are: (i) arrived at by reference to the historic service fees, charges and/or payments for the year ended 31 December 2006 received by i-CABLE Group from Wharf Group under various relevant Agreements which, on the basis of suitable adjustment being made for the significant decrease in the annual fees or charges under the D&C Sharing Agreement as a result of adoption of the New Charging Basis, would amount to approximately HK$47.1 million; and (ii) projected on the basis of an upside scenario, and represent the expected maximum possible annual fees, charges and/or payments receivable by i-CABLE Group from Wharf Group having regard to the possible good business outlook in the next several years, plus a moderate cushion.

The Master Services Agreement has an initial term commencing from 1 January 2007 and expiring on 31 December 2009 (both days inclusive), and, if neither party gives written notice of non-renewal to the other not less than two months before the expiry of the initial term, will automatically be renewed for a further term of three years, and in the event of such renewal, i-CABLE will take appropriate steps to ensure compliance with the Listing Rules then in force.

The other terms of the Master Services Agreement insofar as the Service Agreements, IAS Orders and VLS Orders are concerned, resemble those of the Master Tenancy Agreement as described in paragraphs (I)(ii) to (I)(iv) above.

(VII)	Management Services

On 1 November 1999, i-CABLE entered into a management services agreement (the "Management Services Agreement") with Wharf Limited (a wholly-owned subsidiary of Wharf) providing for the allocation of costs and expenses to be incurred in the future by Wharf Limited to i-CABLE. The services provided by Wharf Limited to i-CABLE include corporate secretarial services, treasury services, provision of management personnel and other general corporate services. Pursuant to a first supplemental agreement dated 2 March 2006 to the Management Services Agreement entered into between Wharf Limited and i-CABLE, it was agreed, among other things, that the Management Services Agreement be revised to the effect that instead of being for an indefinite term (i.e. without any definite expiry date), the agreement would commence from 2 March 2006 and would continue for a period of three years, and shall thereafter be renewed for further terms of three years each, unless or until terminated by either party giving to the other not less than six months’ prior written notice. Certain particulars of the Management Services Agreement were disclosed in the Company’s announcement dated 2 January 2002. The total amount of service fees paid by i-CABLE to Wharf Group under the Management Services Agreement for the year ended 31 December 2006 was about HK$12.4 million.

On 11 July 2007, a second supplemental agreement (the "Second MS Supplemental Agreement") to the Management Services Agreement was entered into between Wharf Limited and i-CABLE whereby it is agreed, among other things, that the term or duration of the Management Services Agreement be further revised to a fixed term of three years commencing from 1 January 2007 and ending on 31 December 2009 and that the fees payable by i-CABLE to Wharf Limited will be subject to annual cap amounts of HK$13.6 million, HK$15.0 million and HK$16.5 million respectively in respect of the three financial years of the Company ending 31 December 2007, 2008 and 2009. Such annual cap amounts are arrived at basically by reference to the historic fee payable by i-CABLE to Wharf Limited under the Management Services Agreement, projected on the basis of an upside scenario, and represent the expected maximum possible annual fee payable by i-CABLE to Wharf Limited having regard to the possible good business outlook in the next several years, plus a moderate cushion.

(VIII)	Sales and Servicing Agency

Pursuant to an agreement dated 7 April 2005 (the "S&SA Agreement"), HKC and i-CABLE WebServe Limited (now known as i-CABLE Network Operations Limited ("iNOL")), both wholly-owned subsidiaries of i-CABLE, and WTT agreed to mutually appoint each other as their sales and servicing agent for one or more service plans (the "Service Plans") as the parties may from time to time decide to offer. Such Service Plans may comprise one or more of the parties’ respective services, including pay TV, broadband Internet and telephony services (together, the "Services"). The S&SA Agreement was for a term of 33 months commencing from 1 April 2005 and ending on 31 December 2007, with the aggregate service fees payable or receivable, whichever is the higher, by WTT to or from (as the case may be) HKC and iNOL being subject to annual cap amounts of HK$33.1 million, HK$47.0 million and HK$50.0 million for the years ending 31 December 2005, 2006 and 2007 respectively. Certain particulars of the S&SA Agreement were disclosed in the Company’s announcement dated 7 April 2005. For the year ended 31 December 2006, the aggregate annual service fees paid to, and received from, WTT by HKC and iNOL under the S&SA Agreement amounted to HK$4.7 million and HK$24.7 million (the "Historical Amounts") respectively.

On 11 July 2007, HKC, for itself and also as the successor of the business of iNOL, and WTT entered into a supplemental agreement (the "SSA Supplemental Agreement") to the S&SA Agreement whereby it is agreed, among other things, that the S&SA Agreement be revised to the effect that under the SSA Supplemental Agreement, the relevant appointment arrangements are and will continue to be in force for a three-year term commencing from 1 January 2007 and ending on 31 December 2009, and that the aggregate service fees payable, by HKC to WTT will be subject to annual cap amounts of HK$8.6 million, HK$10.8 million and HK$13.0 million respectively in respect of the three financial years ending 31 December 2007, 2008 and 2009 whereas the aggregate service fees payable by WTT to HKC will be subject to annual cap amounts of HK$31.4 million, HK$39.2 million and HK$47.0 million respectively in respect of those three financial years. Such annual cap amounts are arrived at basically by reference to the historic fee payable or receivable under the S&SA Agreement, projected on the basis of an upside scenario, and represent the expected maximum possible annual fee payable by WTT to HKC and/or by HKC to WTT having regard to the possible good business outlook in the next several years, plus a moderate cushion. The significant increase in the annual cap amounts for the SSA Supplemental Agreement, as compared with the Historical Amounts, is due to anticipated growth in bundled subscription services sold and the inclusion of voice/data set-up box rental chargeable by WTT for the bundled broadband/telephony services.

CASH PAYMENTS

All fees, payments or rental amounts in respect of the Agreements are settled in cash, with the payments in respect of Master Tenancy Agreement and CTT Supplemental Agreement payable monthly in advance, payments for Second MS Supplemental Agreement payable annually in arrear, and the payments regarding all the remaining agreements payable monthly in arrear.

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The directors of i-CABLE believe that:-

(I)	the entering into of the Master Tenancy Agreement, the Master Services Agreement insofar as the Service Agreements, the IAS Orders and the VLS Orders are concerned, the D&C Sharing Agreement as amended and as further revised by the DCS Supplemental Agreement, the C&D Sharing Agreement, the Management Services Agreement as amended and as further revised by the Second MS Supplemental Agreement, and also the S&SA Agreement as revised by the SSA Supplemental Agreement, is necessary for the continued operation and growth of the i-CABLE Group’s businesses, and is beneficial to the Company and its shareholders as a whole;

(II)	the entering into of the Original Licence Agreements, as renewed and as further revised by the CTT Supplemental Agreement, represents the licensing to WTT of such area in Cable TV Tower which is in excess of the current business need of i-CABLE Group, and will continue to generate recurrent rental revenue to i-CABLE Group, and therefore is beneficial to the Company and its shareholders as a whole; and

(III)	the entering into of the IP Point Agreement as revised by the IP Point Supplemental Agreement will continue to enable i-CABLE to leverage its investment in fixed network infrastructure (including the IP Points) to maintain the revenue stream from Voice-over-Internet Protocol telephony, which is beneficial to the Company and its shareholders as a whole.

GENERAL

After reviewing the terms of the various Agreements described above, and based on the information set out in the section headed "PARTICULARS OF THE AGREEMENTS" in this announcement, the directors, including independent non-executive directors, of the Company are of the opinion that the Agreements, the terms therein (including various annual cap amounts as mentioned above) and the relevant transactions are on normal commercial terms with reference to the prevailing market conditions, are fair and reasonable, and are in the interests of i-CABLE and its shareholders as a whole. Furthermore, the Agreements were entered into in the ordinary and usual course of business of the i-CABLE Group after due negotiations on an arm’s length basis with reference to the prevailing market conditions.

The principal business activities of i-CABLE Group are the ownership and operation of advanced broadband distribution infrastructure, creation of multimedia contents and the provision of television and Internet services, and the principal business activities of Wharf Group (excluding i-CABLE Group) are ownership of properties for letting, property development and investment, container terminals and communications.

As at the date of this announcement, the board of directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak together with four independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Sir Gordon Y. S. Wu, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

LISTING RULES IMPLICATIONS

As i-CABLE is a 73.32%-owned subsidiary of Wharf, the entering into of the Agreements and the transactions under the Agreements (the "Transactions") constitute continuing connected transactions for i-CABLE under the Listing Rules. Since one or more of the applicable percentage ratios set out in Rule 14.07 of the Listing Rules in respect of various Agreements mentioned above for any one of the relevant financial years will exceed the de minimis level, being 0.1% or HK$1,000,000, under Rule 14A.33(3) of the Listing Rules, but below the 2.5% threshold under Rule 14A.34 of the Listing Rules, the Transactions are exempt from the independent shareholders’ approval under Rule 14A.34 of the Listing Rules, but are subject to the reporting and announcement requirements under Rule 14A.47 of the Listing Rules. Particulars of the Transactions will be disclosed in the annual report and accounts of i-CABLE for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

By Order of the Directors

Wilson W. S. Chan

Company Secretary

Hong Kong, 11 July 2007